Palatin Technologies, Inc.

4B Cedar Brook Drive

Cranbury, New Jersey 08512

October 25, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Palatin Technologies, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-281007) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company hereby requests that the U.S. Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective on Tuesday, October 29, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

If you have any questions regarding this request, please contact our outside counsel, Faith L. Charles of Thompson Hine LLP, by telephone at (212) 908-3905 or via email at Faith.Charles@ThompsonHine.com. Please also call Faith L. Charles as soon as the Company’s Registration Statement has been declared effective. Thank you for your attention to this matter.

Sincerely,

PALATIN TECHNOLOGIES, INC.

By:	/s/ Carl Spana
Name:	Carl Spana, Ph.D.
Title:	President and Chief Executive Officer

cc:     Faith L. Charles, Esq., Thompson Hine LLP